FORM C-AR
Annual Company Report 2020
South Side Shares, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	South Side Shares, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	October 25, 2018
Kind of Entity (Check One)	_____ Corporation ___X___ Limited liability company _____ Limited Partnership
Street Address	815 W. 63rd Street, 4th Floor Chicago, IL 60621
Website	www.neighborscapes.org

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Jay Readey	
All positions with the Company and How Long for Each Position	Position: President of the Manager, NeighborScapes, NFP	How Long? 11 years
Business Experience During Last Three Years (Brief Description)	Director of NeighborScapes' Innovation Houses initiative; corporate and real estate attorney with Ginsberg Jacobs LLC focused on complex community development projects	
Principal Occupation During Last Three Years	President of NeighborScapes NFP and affiliated B Corp social venture The MetroAlliance, Inc.	

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Ginsberg Jacobs LLC Friends of Big Marsh RW Ventures LLC	Business: Law Firm Community Development Initiatives

Person #2

Name	Damon D. Perry	
All positions with the Company and How Long for Each Position	Position: Secretary of the Manager, NeighborScapes, NFP	How Long? 11 years
Business Experience During Last Three Years (Brief Description)	Lawyer and Real Estate Developer in Englewood	
Principal Occupation During Last Three Years	Attorney and Real Estate Developer/Property Manager, ARC Law Group and M Properties, Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Person #3

Name	Calvin Jordan	
All positions with the Company and How Long for Each Position	Position: Treasurer of the Manager, NeighborScapes, NFP	How Long? 11 years
Business Experience During Last Three Years (Brief Description)	President of Property Care Management, Inc.	
Principal Occupation During Last Three Years	Business Executive	

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Rich Township Higway District, Commissioner	Business: Road Maintenance

Person #4

Name	Martin D. Carr	
All positions with the Company and How Long for Each Position	Position: Director of the Manager, NeighborScapes, NFP	How Long? 11 years
Business Experience During Last Three Years (Brief Description)	In-house attorney and adjunct law professor	
Principal Occupation During Last Three Years	Attorney	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: University of the Pacific McGeorge School of Law. Michael Moser Development, Inc.	Business: University Law School; Housing Developer

Person #5

Name	David T. Lewicki	
All positions with the Company and How Long for Each Position	Position: Director of the Manager, NeighborScapes, NFP	How Long? 11 years
Business Experience During Last Three Years (Brief Description)	Pastor, Decatur (Georgia) Presbyterian Church	
Principal Occupation During Last Three Years	Pastor	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Person #6

Name	Keeana Barber	
All positions with the Company and How Long for Each Position	Position: Director of the Manager, NeighborScapes, NFP	How Long? 7 years
Business Experience During Last Three Years (Brief Description)	President, WDB Marketing	
Principal Occupation During Last Three Years	Business Executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Person #7

Name	Omari Moore	
All positions with the Company and How Long for Each Position	Position: Executive Director of the Manager, NeighborScapes, NFP	< 1 years=
Business Experience During Last Three Years (Brief Description)	Youth Program Director, Urban Initiatives, Inc. And Innovation House Community Building Fellow	
Principal Occupation During Last Three Years	Non-profit Program Officer	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

Person #8

Name	Rapheal Jones	
All positions with the Company and How Long for Each Position	Position: Director of the Manager, NeighborScapes, NFP	< 1 year
Business Experience During Last Three Years (Brief Description)	Freelance filmmaker	
Principal Occupation During Last Three Years	Freelance filmmaker	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	NeighborScapes NFP

§227.201(d) – The Company's Business and Business Plan

About the Project

NeighborScapes NFP is the manager (the "Manager" or "Sponsor") of South Side Shares, LLC (the "Company"), which sought to raise $100,000 through this offering, and actually raised $72,500.[1] NeighborScapes is a 501(c)(3) nonprofit organization committed to neighborhood transformation primarily through its principal program, Innovation Houses, which combines housing revitalization with the growth of community service and civic engagement.[2] Over the last year NeighborScapes owned and operated one house and purchased a second which is currently being renovated. Neither house was purchased with Offering proceeds. Offers for two additional houses have been accepted and NeighborScapes is working through the financing packages for those houses. These houses will be purchased with Offering funds which will be used for downpayment and equity. The Manager is in the process of bidding on 6 landbank properties. One of these will become the third and final house purchased with the Offering funds. Target houses are two- or three-unit properties with six to nine bedrooms each. NeighborScapes recruits Community Building Fellows from broad social networks and advertises with a preference for residents from the community or surrounding neighborhoods.

Innovation Houses are the centerpiece of the Transform Neighborhoods campaign, which focuses on catalyzing dramatic change in racially concentrated areas of poverty.[3] The Innovation House program places fellows in the Greater Englewood neighborhood, an historically segregated and underrepresented area on Chicago's south side.[4] Fellows pay affordable rent in exchange for their commitment to civic service in the neighborhood, thus directly helping to reduce blight and at the same time strengthen community engagement. The fellows also assist Greater Englewood neighborhood organizations in realizing community-defined goals at little to no cost.[5] Community Building Fellowships attract local mission-minded civic actors who develop leadership skills, independent living skills, and a sense of civic responsibility. Strengthening collective efficacy through community building can inspire and empower a generation to fight for people who have been neglected.

NeighborScapes works with the Safer Foundation and their social enterprise, Reconstruction Technology Partners LLC which hires people with criminal records to help with the renovation of Innovation Houses.[6][7]

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[1] https://neighborscapes.org/

[2] While the manager is a not for profit, the issuer, South Side Shares, LLC is not. There is no tax advantage to investing in this offering. Any investment is not considered a charitable donation.

[3] http://transformneighborhoods.org/

[4] https://wgntv.com/2013/08/25/its-englewood-12-hours-in-one-of-chicagos-most-dangerous-neighborhoods/

[5] http://www.teamworkenglewood.org/index.html

[6] http://saferfoundation.org/

[7] http://saferfoundation.org/Reconstruction-Technology-Partners

NeighborScapes has been focusing on expanding the Innovation Houses program by acquiring new properties with clean titles from the Cook County Land Bank Authority (CCLBA), a unit of local government that works to turn vacant land and abandoned buildings back into reliable and sustainable community assets.[8] NeighborScapes applied for 10 properties from CCLBA in late 2018, but unfortunately, none of those properties became available for bid in 2019. This is the reason for delay in deploying the raised capital. In 2020, 7 of those 10 CCLBA properties have become available for bid, and the process now is only being slowed by COVID-19.

Investors were offered an 8% annual preferred return and a collective 45% share of profit realized with an anticipated three-year repayment horizon. Because of a close relationship developed with a banking partner, United Fidelity Bank on 87th Street in Chicago, the Manager will have increased ability to buy and rehab homes, fill them with Community Building Fellows, and recapitalize the portfolio. As a result, the Manager hopes to deliver the return offered to Investors.

About the Developer

Jay Readey is the President of NeighborScapes, the manager of the Company. Jay directs the Innovation Houses initiative, as part of a larger portfolio of growth businesses and nonprofit organizations focused on neighborhood transformation through his B-Corp social venture, The MetroAlliance. The Metro Alliance is a consortium of entrepreneurial community change organizations of which Jay is the founder and President. Jay also has a private legal practice in community development and federal tax credit investments in low income communities with Ginsberg Jacobs LLC.[9] He is the former Executive Director of the Chicago Lawyers Committee for Civil Rights and graduated cum laude from Yale University in 1994 with distinction in both African-American Studies and American Studies, and from Yale Law School and School of Management with a JD and MBA in 2004.[10]

Jay was a 1998 Echoing Green fellow with a global purpose fellowship for social entrepreneurs for Urban Solutions, Inc., a predecessor of NeighborScapes. In 2016, Jay received the Community Hero Award from Harmony Health Plan of Illinois, Inc. He was also featured in Congresswoman Robin Kelly's Constituent Spotlight after being named a member of the inaugural class of Presidential Leadership Scholars, an initiative of the Foundations and Presidential Centers for Presidents Bush 41, Clinton, Bush 43, and Johnson.[11]

About the Market

Though Englewood does not have many restaurant options, in recent years the area has seen an influx of investment in the form of a new Whole Foods grocery store, a Starbucks, a Chipotle and a non-profit coffee shop called Kusanya. Ninety-five percent of residents in the neighborhood are black, and the median household income is $19,854, or less than half that of Chicago as a whole.[12] [13] We are not

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[8] http://www.cookcountylandbank.org/
[9] http://ginsbergjacobs.com/
[10] https://www.clccrul.org/

[11] https://robinkelly.house.gov/media-center/blog-posts/constituent-spotlight-ja%20y-readey
[12] https://statisticalatlas.com/neighborhood/Illinois/Chicago/Englewood/Race-and-Ethnicity

competing for properties as 36.3% of housing units in the area are vacant.[14] Through our experience and research we have done on the Cook County Assessor's office website, we budgeted $150,000 per property to cover all of our costs.

About the Finances

The Company expects to spend an average of $150,000 on each of three properties, for a total project cost of $450,000, which includes $70,000 in downpayment & equity, $335,000 in rehabilitation and $45,000 in a developer fee. Assuming an average of eight bedrooms in each property, and rent for each bedroom of $400, accounting for bad debt and vacancy losses we expect to raise $34,560 in revenue from each property per year. We expect our annual operating costs to be $11,595, and for each property to support $283,356 in debt. The Company plans to refinance the properties in two to three years' time and anticipates that the refinancing of the property will provide sufficient funds to repay investor equity plus some profit. See "About Investor Return" for a description of the return of equity to Investors and *Exhibit B: Operating Budget* for more details on annual income.

In its initial three years of operating Innovation Houses, the Manager has grown confident in its ability to recruit mission-motivated Community Building Fellows who pay rents that are below market rate but still enough to generate returns for investors in this project. Outside funding for NeighborScapes supports recruitment and programming for Community Building Fellows.

The financing assumptions to purchase and develop the project are as follows:

Project Uses		
Acquisition costs		$55,000
Closing costs		$15,000
Soft costs		$30,000
Hard costs		$305,000
Developer fee		$45,000
Expected total project costs		**$450,000**

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[13] http://www.city-data.com/neighborhood/Englewood-Chicago-IL.html
[14] https://chicagoagentmagazine.com/2014/02/05/chicago-neighborhoods-highest-lowest-vacancy-rates/

Project Sources		
Reserve loan grant		$22,000
Bank loan	80% of project cost	$358,000,000
Equity	17% of project cost	$70,000
Expected total sources		**$450,000**

Comparable rents in the neighborhood are higher than projected in our operating budget and range from $1,000 to $1,600 for 3-4 bedroom units.[15]

The Manager will refinance its portfolio after three years with the plan to assist senior Community Building Fellows in purchasing the properties after living in them for five years. At that time it is anticipated that investors will receive any unreturned equity and a share of available cash.

After a Fellow has lived in an Innovation House for five years, and if they have interest in becoming a homeowner, we will help them to either purchase the house they live in and take on their housemates as tenants or to purchase another property. As an example, NeighborScapes is currently negotiating a sale of 5719 South Ada Street, the first Innovation House, to a committed Community Building Fellow.

Investor Return

Under the LLC Agreement, all distributions will be made in the following order of priority, after bank loans have been repaid:

(a) First, the Available Cash shall be distributed to the Investor Members until they have received their Preferred Return for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received a full return of their Unreturned Investment.

(d) Fourth, the balance of the Available Cash, if any, shall be distributed:

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[15]https://hotpads.com/englewood-chicago-il/apartments-for-rent?beds=3-8plus&border=false&lat=41.7624&lon=-87.6522&z=
15

(1)   45 % to the Investor Members; and

(2)   55 % to Sponsor as a promoted interest.

The preferred return offered is 8% annually. The table below illustrates our estimate of how much an Investor would receive for a $1000 investment made under two scenarios, if each house is sold for $170,000 versus $200,000 in three years' time.

Investment return for 3 houses	$510,000	$600,000
Sales price per house	$170,000	$200,000
Loan @ 95% LTV	$484,500	$570,000
Less closing costs	-$12,125	-$14,250
Less balance on loans	-$380,000	-$380,000
After-sales cash available	$92,375	$279,928
Less return of equity	-$72,500	-$72,500
Remaining profit	$19,875	$207,428
Profit to Investors @ 45%	$8,944	$93,343
Total return on $1000		
Pro-rata share of profit	$123.36	$1,287.48
Total preferred return	$240.00	$240.00
Return of equity	$1,000.00	$1,000
Expected return on $1000 investment	$1363.36	$2,527.48

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit C: Risks of Investing.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing
 Required Statements:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Overview

In its Regulation Crowdfunding offering, the Company sold "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." Ownership of the Investor Shares is governed by the Limited Liability Company Agreement of the Company dated October 25, 2018 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement."

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

- First, the Available Cash shall be distributed to the Investor Members until they have received their Preferred Return for the current year.
- Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior year.
- Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received a full return of their Unreturned Investment.
- Fourth, the balance of the Available Cash, if any, shall be distributed:
    - 45 % to the Investor Members; and
    - 55% to Sponsor as a promoted interest.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
- For a period of one year, you aren't allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares.

The Manager owns all the Sponsor Shares and, as such, has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

The Company is wholly owned by NeighborScapes NFP which is a non-profit organization governed by a board of directors. NeighborScapes NFP is the Manager of the Company, and therefore effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.
- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.
- The risk that your interests and the interests of the person running the company aren't really aligned.
- The risk that you'll be "stuck" in the company forever.
- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
	$00.00	0%		
	$00.00	0%		
	$00.00	0%		
	$00.00	0%		

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years
Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
N/A	None			

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer fee	TBD	NeighborScapes NFP	Manager	Approximately $45,000
Property management fee	When operational	NeighborScapes, NFP	Manager	8% of monthly rent collections

227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company spent minimal amounts on corporate and maintenance objectives, while identifying suitable properties for the program. Cook County Land Bank processes have been burdened by regulatory delays, so land bank properties have not been immediately forthcoming. South Side Shares LLC has instead turned to open market and private party sale opportunities and are closing in on the proposed acquisitions. .

Liquidity

The balance sheet attached reflects our cash on hand. See *Exhibit A: Financial Statements,* attached.

Capital Resources

Our capital resources (our access to capital) consist of a $500,000 commitment line from United Fidelity Bank, with Chicago-area branches in Roseland and Auburn-Gresham. United Fidelity has indicated that additional resources can be made available after three initial successful acquisitions.

Changes and Trends

Since the date of our original Form C, there have been no material changes in the financial condition or operations of the Company.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: FINANCIAL STATEMENTS

31st day of March, 2020

I, Jay Readey certify that:

1. The financial statements of South Side Shares, LLC included in this Form are true and complete in all material respects; and
2. Since there has been no activity, no tax returns have been filed to date.

By: **South Side Shares, LLC**

By _____

Jay Readey, Manager

SOUTH SIDE SHARES, LLC	
Profit and Loss	
Calendar year 2019	
INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	**$0.00**
TOTAL EXPENSES	**$0.00**
NET INCOME	**$0.00**

SOUTH SIDE SHARES, LLC	
Balance sheet	
December 31, 2019	
ASSETS	
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$0.00
Long-term Liabilities	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Retained earnings	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIES AND EQUITY	**$0.00**

SOUTH SIDE SHARES, LLC	
Statement of Cash Flows	
Calendar year 2019	
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Net Cash provided by financing activities	**$0.00**
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**